

Mail Stop 3561

September 4, 2015

Liron Carmel
Chief Executive Officer
Zaxis International Inc.
7 Imber Street
Petach Tivka, 4951141

   Re: **Zaxis International Inc.**
      Registration Statement on Form S-1
      Filed August 5, 2015
      File No. 333-206105

Dear Mr. Carmel:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements as required by Rule 8-08 of Regulation S-X and update the related information in your filing, such as your Management Discussion and Analysis section, accordingly.

Prospectus Cover Page

2. We note disclosures throughout your filing indicating that you are a shell company. Stockholders who receive shares of common stock from a shell company are considered underwriters in connection with any resale of those shares of common stock. Please refer to SEC Release 33-8869 (2007). Accordingly, please revise your prospectus as follows:

- Please revise your disclosure to state that your selling shareholders are underwriters, not "may be deemed" to be underwriters as disclosed on page 23. Please identify your selling shareholders as underwriters on the prospectus cover page, under the Selling Shareholders and Plan of Distribution sections, and elsewhere, as appropriate.

- Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices. Please note that the shares must be offered at a fixed price because the company is not eligible to make an at-the-market offering under Rule 415(a)(1)(x) of Regulation C.

Management's Discussion and Analysis, page 79

3. Please revise your disclosure to clarify whether you have established any formalized agreements to sell your products and services.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Jennifer López, Staff Attorney, at 202-551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Richard Rubin, Esq.